SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

November 29, 2002

AVENTIS

(Translation of registrant’s name into English)

67917 Strasbourg, cedex 9

France

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒                        Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐    No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  Not applicable

Enclosures :

A press release dated November 28, 2002 announcing a cash tender offer on all Aventis bonds exchangeable into Rhodia S.A. shares

Press Release

Your Contact: Stephan Albrechtskirchinger Aventis Media Relations Tel.: + 33 (0) 388 99 1138 Fax: + 33 (0) 388 99 1113 Stephan.Albrechtskirchinger@aventis.com

Aventis launches a cash tender offer on all of its bonds exchangeable into Rhodia S.A. shares

Strasbourg, France, 28 November 2002 — Aventis announces today the launch of a cash tender offer with respect to all of its 45,211,662 outstanding 3.25% exchangeable bonds due 22 October 2003, nominal value 23.22 euros each. Each bond is exchangeable for one ordinary share of Rhodia S.A.

The offer will start on November 29, 2002 and will expire on December 5, 2002.

The settlement in respect of validly tendered bonds will occur on 19 December 2002.

The current level of the Rhodia share price renders the exchange of the bonds highly unlikely until maturity. As a result, Aventis believes that keeping the bonds outstanding is no longer justified.

This offer is intended to provide Aventis with increased flexibility regarding the disposal of its stake in Rhodia.

Although no specific disposal route has been selected at this stage, Aventis does not intend to sell on the market the Rhodia shares underlying the bonds repurchased if it appears that such sale would have a negative impact on the market price of the shares.

The offer price, including accrued interest, to be paid by Aventis for each validly tendered bond, will be set at a fixed premium of 1.65% above the fair value of the bond. Such fair value will be determined by discounting the cash flows of the bonds at a rate equal to the yield to maturity of the 6.75% OAT (obligations assimilables du Trésor), the benchmark French government bond due October 25, 2003, increased by a fixed spread of 0.25% (corresponding to the credit spread attributable to Aventis for such maturity date). The offer price will be fixed, in euros, on the third business day of the offer. The offer price will be posted promptly on the Aventis website (www.aventis.com), and will also be published via an Aventis press release, in Les Echos, the Wall Street Journal, the Luxemburger Wort and in a notice from Euronext Paris.

For illustrative purposes only, a 2.927% yield to maturity for the OAT 6.75% due Oct 2003 would result in an offer price equal to 23.74 euros.

Aventis has the option not to proceed with this offer should less than 80% of the bonds be validly tendered. Should more than 90% of the bonds be validly tendered, Aventis intends to proceed with the squeeze-out as set out in the terms and conditions of the bonds.

As the offer price is likely to be close to the nominal value of the bonds, the transaction is not expected to have a significant impact on Aventis’s debt or results of operations.

Bondholders who wish to participate in the offer must remit to their authorized intermediary (bank, broker, custodian, etc.) a sales order using the forms made available to them by such intermediary, at the latest on December 5, 2002, the final day of the offer, at 5pm Paris time. Authorized intermediaries will transfer tendered bonds to a designated Euronext Paris S.A. account. Persons holding bonds in the form of American depositary notes (ADNs) should refer to the letter of transmittal and supplemental information made available to them with the English translation of the Note d’Information for instructions on how to participate in the offer.

Aventis is dedicated to improving life by treating and preventing human disease through the discovery and development of innovative prescription drugs for important therapeutic areas as well as human vaccines. In 2001, Aventis generated sales of 17.7 billion euros, invested 3 billion euros in research and development and employed approximately 75,000 people in its core business. Aventis corporate headquarters are in Strasbourg, France. For more information, please visit: www.aventis.com

JPMorgan Chase Bank is acting as the exclusive financial advisor and Presenting Bank (Banque Présentatrice) for the offer.

The Note d’Information is available on the COB website: www.cob.fr

Complete information, including copies of the Note d’Information, which received visa number 02-1183 dated November 27, 2002 from the COB, may be obtained by calling the following numbers :

Aventis : + 33 (0) 388 99 1319

JPMorgan Securities Ltd. (London, UK) : + 44 (0) 207 325 0452

JPMorgan Chase Bank (Paris) : + 33 (0) 140 15 4169

JPMorgan Bank (Luxembourg) : + 352 462 685 496

Holders of bonds in the form of ADNs should contact the Bank of New York at +1-800-507-9357 for additional information, including requests for copies of the English translation of the Note d’Information, the letter of transmittal and the supplemental information document.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AVENTIS
(Registrant)

Date November 29, 2002	By:	/s/ Dirk Oldenburg
		Name:	Dirk Oldenburg
		Title:	General Legal Counsel